UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Nasdaq Minimum Market Value Compliance Confirmation Letter

As previously disclosed in the Form 6-K dated December 13, 2024 of Orangekloud Technology Inc. (the “Company”), the Company received a letter from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the Market Value of Listed Securities (“MVLS”) of the Company for the period from October 24, 2024, to December 10, 2024, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(b)(2), to maintain a minimum MVLS of $35 million.

On May 9, 2025, the Company received a letter from Nasdaq notifying the Company that based on the annual report for the year ended December 31, 2024, evidencing shareholder’s equity of $9,922,464, the Company complies with the alternative minimum $2.5 million in stockholder’s requirement, and the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: May 13, 2025	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer